May 11, 2012

Tom Kluck

Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Power REIT
Registration Statement on Form S-3
Filed April 13, 2012
File No. 333-180693

Dear Mr. Kluck:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Power REIT (the “Company”) hereby requests that the effective date of its registration statement on Form S-3 be accelerated so that such registration statement will become effective at 4:30 p.m., today, Friday, May 10, 2012, or as soon thereafter as is practicable.

In connection with this request, the Company hereby acknowledges that: (1) should the U.S. Securities and Exchange Commission (the “Commission”) or the Commission staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

POWER REIT

By: /s/

Name: David H. Lesser

Title: CEO & Chairman

cc:	SEC
Angela McHale

Morrison Cohen LLP
Richard Baumann